VIA EDGAR

Craig E. Slivka, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

August 13, 2015

Re:           Kush Bottles, Inc.
Quarterly Report on Form 10-Q for the quarter ended May 31, 2015
July 29, 2015 Supplemental Response to July 22, 2015 Comment Letter
File No. 0-55418

Dear Mr. Slivka:

On behalf of Kush Bottles, Inc., a company incorporated in the state of Nevada (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of August 10, 2015 with respect to the Company's Supplemental Response to the July 22, 2015 Comment Letter, filed on July 29, 2015. For your convenience, the Staff’s comments are repeated below in bold text, followed in each case by the Company’s responses.

* * *

Note 1 – Nature of Business and Significant Accounting Policies, page 8
Acquisition of Dank Bottles, LLC, page 8

1.
We note your response to our comment number 3 from our letter dated July 22, 2015, and that as a result of your revision of the estimated values assigned to the intangible assets disclosed in your Form 10-Q for the three and nine months ended May 31, 2015, a fair value of $0 was assigned to both your customer relationships and non-compete agreement. In order to better understand the Company's reasons for not arriving at a value for the acquired customer relationships, please tell us:

•
How you considered the guidance under ASC 805-20-55-25, which would indicate that a customer relationship would meet the contractual-legal criterion if an entity has a practice of establishing contracts with its customers, regardless of whether a contract exists at the acquisition date.

•
The Company's consideration that an overlapping customer relationship may still hold value to the Company since it may provide a source of incremental cash flows to the Company in the form of potential additional product revenues to customers directly.

•
The distinction between the synergies attributed to the goodwill related to "increases in revenue and additional captured market share" as outlined in your response to our comment number 1 and why those synergies are not related to any incremental value from an acquired customer relationship.

The Company acknowledges the Staff's comment and. In the process of assessing fair value of the customer relationships, the Company evaluated ASC 805-20-55-25 and noted that since the inception of Dank's operations in January 2014, Dank has never entered into formal contracts with its customers. We also considered ASC 805-20-55-22, which states that order or production backlogs that arise from purchase or sales orders can meet the contractual-legal criterion. We noted that Dank has recurring customers, but since inception of the business on January 24, 2014 through the acquisition date of April 10, 2015, the business generated from these recurring customers was not attributed to sales or purchase orders. Thus, there was no quantifiable recurring or ongoing revenue component historically and Dank has been in operations only since January 2014. Dank's business model heavily involves the one-off, and sales more akin to retail operations than longer term supply contracts. Kush’s disclosure of the customers for which Dank has previously provided them with Kush’s products was intended to demonstrate and establish credibility in the Colorado market for Kush to market and sell its product offering. However, Dank, on its own, does not necessarily share the same capabilities or recurring revenue business model, and as such these prior customer relationships were not assigned significant value in accordance with ASC 805 during our continued evaluation of the allocation purchase price during the initial 12 month period.

The Company and Dank did not have any overlapping customer relationships which could have potentially generated additional product revenues and incremental cash flows to the Company. The previous customers who purchase products from Dank would more appropriately be classified as a customer base, and customer bases are not considered identifiable intangible assets as they constitute an available market and not an established relationship. As such, while the customer base could be expected to be a source of future revenues, this expectation is driven by Kush’s strategy and business model. As a standalone, Dank's non-contractual customer base and related sales model does not imply a capability of receiving recurring cash flows from previous customers.

The customer base for Dank represents an entree into the Colorado market for Kush’s product offering. Accordingly, the value to Kush rests in Dank’ knowledge of this market and previous clients, and not the ability for Dank to receive or convert customers into a contractual relationship. This knowledge is also at least partially inherent in the employees of Dank as opposed to a taught and developed system or “know how.” Employee knowledge and relationships unrelated to company processes are inseparable from goodwill. Furthermore, the implication of the value of the customer base would represent a synergy that is classified as goodwill, and not recognizable intangible value.

Consistent with the discussion above, Kush does not expect nor can it reasonably model how many customers in the customer base will be converted into having supply contracts that will lead to additional recurring sales other than ad hoc sales.

2.
Please tell us how you considered the guidance in ASC 805-10-25-20, ASC 805-10-55-20 through ASC 805-10-55-23, and ASC 805-20-25-14 in your evaluation, given that the Company and Dank Bottles LLC had a pre-existing relationship where Dank was the Company's exclusive distributor in Colorado; d/b/a as Kush Bottles Colorado. In providing your response, please tell us how you considered the specific contractual terms of that exclusivity arrangement in your evaluation and whether any consideration should not be part of the business combination and whether there are any reacquired rights that should be recognized apart from goodwill.

The Company acknowledges the Staff's comment and considered the guidance in ASC 805-10-25-20, ASC 805-10-55-20 through ASC 805-10-55-23, and ASC 805-20-25-14. The Company entered into an exclusive distributorship agreement with Dank on March 4, 2014. The agreement enabled Dank to sell the Company's product in the state of Colorado at fixed prices provided minimum monthly purchases were made. The agreement also stipulated that Dank had no right to sell product to any customer outside the state of Colorado. Any customers or potential customers to be serviced outside the state of Colorado contacting Dank shall be referred to the Company. Any customers or potential customers to be serviced in the state of Colorado contacting the Company shall be referred to Dank. The term of the agreement was for 180 days from the date of execution and it expired on September 4, 2014. The Company did not renew this exclusivity agreement. From the date this agreement expired on September 4, 2014 through the date of the acquisition on April 10, 2015, Dank had the right to purchase product from alternative sources. The Company elected to continue supplying Dank with product despite the fact that the Company had every legal right to sell directly to customers in the state of Colorado. As a result, there were no reacquired rights that could be separately identifiable or recognized apart from goodwill. On the date of the acquisition, the preexisting relationship between the Company and Dank was strictly non-contractual in nature. The business combination did not settle any sort of contractual or non-contractual preexisting relationship.

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As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filings, please contact me at 714-243-4311 or Remsen Kinne, K&L Gates, LLP, the Company’s legal counsel, at (415) 882-8019.

Very truly yours,

/s/ Nicholas Kovacevich
     Nicholas Kovacevich